SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Famous Dave’s of America, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

307068106
(CUSIP Number)

April Hamlin
Lindquist & Vennum LLP
80 South 80th Street, Suite 4200
Minneapolis, MN 55402
612-371-3207

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307068106
1	Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons Blue Clay Capital Management, LLC
2	Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions)
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially	7	Sole voting power 0
owned by each	8	Shared voting power 579,521
reporting person with	9	Sole dispositive power 0
10	Shared dispositive power 579,521
11	Aggregate amount beneficially owned by each reporting person 579,521
12	Check box if the aggregate amount in row (11) excludes certain shares ☐ (See instructions)
13	Percent of class represented by amount in row (11) 7.9%
14	Type of reporting person (See instructions) OO
Percentage ownership based on 7,361,468 shares of the Company’s common stock outstanding as of November 4, 2013 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2013.

CUSIP No. 307068106
1	Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons Blue Clay Capital Master Fund Ltd
2	Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions)
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially	7	Sole voting power 0
owned by each	8	Shared voting power 231,722
reporting person with	9	Sole dispositive power 0
10	Shared dispositive power 231,722
11	Aggregate amount beneficially owned by each reporting person 231,722
12	Check box if the aggregate amount in row (11) excludes certain shares ☐ (See instructions)
13	Percent of class represented by amount in row (11) 3.1%
14	Type of reporting person (See instructions) OO
Percentage ownership based on 7,361,468 shares of the Company’s common stock outstanding as of November 4, 2013 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2013.

CUSIP No. 307068106
1	Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons Blue Clay Capital Partners Co I LP
2	Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions)
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially	7	Sole voting power 0
owned by each	8	Shared voting power 347,799
reporting person with	9	Sole dispositive power 0
10	Shared dispositive power 347,799
11	Aggregate amount beneficially owned by each reporting person 347,799
12	Check box if the aggregate amount in row (11) excludes certain shares ☐ (See instructions)
13	Percent of class represented by amount in row (11) 4.7%
14	Type of reporting person (See instructions) OO
Percentage ownership based on 7,361,468 shares of the Company’s common stock outstanding as of November 4, 2013 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2013.

CUSIP No. 307068106
1	Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons Gary S. Kohler
2	Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions)
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially	7	Sole voting power 0
owned by each	8	Shared voting power 579,521
reporting person with	9	Sole dispositive power 0
10	Shared dispositive power 579,521
11	Aggregate amount beneficially owned by each reporting person 579,521
12	Check box if the aggregate amount in row (11) excludes certain shares ☐ (See instructions)
13	Percent of class represented by amount in row (11) 7.9%
14	Type of reporting person (See instructions) IN
Percentage ownership based on 7,361,468 shares of the Company’s common stock outstanding as of November 4, 2013 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2013.

CUSIP No. 307068106
1	Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons Adam Wright
2	Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions)
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially	7	Sole voting power 8,640
owned by each	8	Shared voting power 579,521
reporting person with	9	Sole dispositive power 8,640
10	Shared dispositive power 579,521
11	Aggregate amount beneficially owned by each reporting person 588,161
12	Check box if the aggregate amount in row (11) excludes certain shares ☐ (See instructions)
13	Percent of class represented by amount in row (11) 8.0%
14	Type of reporting person (See instructions) IN
Percentage ownership based on 7,361,468 shares of the Company’s common stock outstanding as of November 4, 2013 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2013.

CUSIP No. 307068106
1	Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons Brian Durst
2	Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions)
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially	7	Sole voting power 0
owned by each	8	Shared voting power 579,521
reporting person with	9	Sole dispositive power 0
10	Shared dispositive power 579,521
11	Aggregate amount beneficially owned by each reporting person 579,521
12	Check box if the aggregate amount in row (11) excludes certain shares ☐ (See instructions)
13	Percent of class represented by amount in row (11) 7.9%
14	Type of reporting person (See instructions) IN
Percentage ownership based on 7,361,468 shares of the Company’s common stock outstanding as of November 4, 2013 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2013.

Reference is hereby made to the statement on Schedule 13D originally filed by the reporting persons with the Securities and Exchange Commission on May 7, 2013 with respect to ownership of Famous Dave’s of America, Inc. This Schedule 13D has been amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on May 21, 2013 and Amendment No. 2 filed with the Securities and Exchange Commission on November 29, 2013. The original Schedule 13D and all amendments thereto are collectively referred to as the “Schedule 13D” and are incorporated herein by reference.

Pursuant to this Amendment No. 3 to Schedule 13D, Item 6 of the Schedule 13D is hereby amended as follows:

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 27, 2013, Blue Clay Capital Management, LLC, Blue Clay Capital Master Fund, Ltd, Blue Clay Capital Partners Co I LP, Gary S. Kohler, Adam Wright and Brian Durst (collectively, the “Blue Clay Group”) entered into an Appointment and Nomination Agreement (the “Agreement”) with Famous Dave’s of America, Inc. (the “Company”). Among other agreements, the Company agreed to include Adam Wright in its slate of nominees for election as one of no more than seven directors of the Company at the 2014 Annual Meeting.

On January 10, 2014, the parties entered into a First Amendment to Appointment and Nomination Agreement (the “Amendment”) pursuant to which the Company agreed to include Adam Wright in its slate of nominees for election as one of no more than eight directors of the Company at the 2014 Annual Meeting.

A copy of the Amendment is filed with this Amendment No. 3 to Schedule 13D and attached hereto as Exhibit 10.1. The foregoing description of the Amendment is qualified in its entirety by reference to the full text of the Amendment.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
10.1	First Amendment to Appointment and Nomination Agreement dated January 10, 2014 by and among Blue Clay Capital Management, LLC, Blue Clay Capital Master Fund, Ltd, Blue Clay Capital Partners Co I LP, Gary S. Kohler, Adam Wright and Brian Durst and Famous Dave’s of America, Inc.

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2014

BLUE CLAY CAPITAL MANAGEMENT, LLC

By:	/s/ Gary S. Kohler
Name: Gary S. Kohler
Title: Founding Principal, Portfolio Manager and Chief Investment Officer

BLUE CLAY CAPITAL MASTER FUND LTD

By:	/s/ Gary S. Kohler
Name: Gary S. Kohler
Title: Director

BLUE CLAY CAPITAL PARTNERS CO I LP
By: Blue Clay Capital Management, LLC, Its General Partner

By:	/s/ Gary S. Kohler
Name: Gary S. Kohler
Title: Founding Principal, Portfolio Manager and Chief Investment Officer

/s/ Gary S. Kohler
Gary S. Kohler

/s/ Adam Wright
Adam Wright

/s/ Brian Durst
Brian Durst